SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNOUNCEMENT OF CORPORATE DEMANDS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR. B; LATIBEX: XELT. The & XELT. B) in compliance with Annex I of CVM Resolution 80 of March 29, 2022, communicates to its shareholders and the market in general, the following corporate demand:

Name of the parties involved in the process:

Author: Association of Employees of Eletrobras ("Author" or "AEEL")

Defendants: Centrais Elétricas Brasileiras S/A – Eletrobras ("Eletrobras") and Federal Government ("Federal Government") and, together with Eletrobras, "Ground"

Process No:	5008304-59.2022.4.02.5101/RJ
Values, goods or rights involved:	The value of the cause was set at R$ 1,000.00 (one thousand reais).
Demand date:	February 9, 2022 (date of distribution)

This document may contain estimates and projections that are not statements of past fact, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events in accordance with Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and the value of the Real, changes in volumes and patterns of energy use electricity by the consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our plans to capital financing and investment, existing and future government regulations, and other risks described in our annual report and other filings with the CVM and SEC. Estimates and projections refer only to the date on which they were expressed and not

We undertake no obligation to update any of these estimates or projections due to the occurrence of new information or future events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

Main Facts:

This is an action of obligation to make with a request for urgent guardianship, proposed by AEEL in the face of the Union and Eletrobras, in which the Author maintains:

•     Eletrobras published a notice calling for its 181st Extraordinary General Meeting ("181st EGM"), which was held on 02.22.2022, whose object was the deliberation on the matters indicated in the Proposal of the Administration regarding its privatization, based on Law No. 14,182/2021 and Resolutions No. 203/2021 and 221/2021 of the Council of the Investment Partnerships Program of the Presidency of the Republic ("CPPI"). This call occurred without the hiring, by Eletrobras, of external advice to evaluate the fair value of Itaipu Binacional ("Itaipu") and Eletrobras Termonuclear S.A. ("Electronuclear") – a measure that the Author considered necessary for the shareholders to fully exercise the right to vote;

•     The calculation of the fair value of Itaipu and Eletronuclear would not have been carried out according to the Electronic Auction Notice No. 09/2021 ("Notice No. 09/2021") published by Eletrobras;

•     To determine the fair value of Eletronuclear and Itaipu, Eletrobras made available Notice No. 09/2021, intended for the contracting of specialized economic and financial evaluation services (valuation), dated 05.18.2021, and the company LCA Consultores S/S was consecrated winner, in a session held on 06.18.2021;

•     In an Extraordinary Public Hearing dated 11.18.2021, Eletrobras would have informed that it would not proceed to the contracting of the economic-financial evaluation services, for not meeting the government's schedule;

•     The behavior adopted by Eletrobras would be clearly contradictory, because compelled to suspend the hiring of consultancy, on the grounds that there would be duplicity of bids, appeared in Court and appealed stating categorically the usefulness of the contracting, however, gave up the contracting;

•     The absence of external advice for the economic and financial evaluation would prevent Eletrobras' shareholders from fully exercising their voting rights, in alleged violation of the principles of trust, transparency and objective good faith;

•     In light of Law No. 14,182/2021, the demonstration of reports and the performance of studies to subsidize the fixing of the issue price in capital increase and the determination of the fair value of Itaipu and Eletronuclear would be necessary, in the form of item 14.2.2, VI, "b", of the Circular Letter / CVM / SEP / No. 002/2012 and the Eletrobras Notice No. 09/2021.

Application or dismissal:

In summary, AEEL requested:

•     In the context of emergency protection and supported by article 300 of the Code of Civil Procedure, the suspension of the convocation and the realization of the 181st EGM;

•     The confirmation of the anticipation of the emergency protection and, consequently, the origin of the request, in order to oblige Eletrobras to hire specialized services of economic and financial evaluation, complying with Notice No. 09/2021, whose objective is the valuation of Itaipu and Eletronuclear, as a duty prior to the holding of an Extraordinary General Meeting aimed at satisfying article 3 of Law 14,182/2021.

This document may contain estimates and projections that are not statements of past fact, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events in accordance with Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and the value of the Real, changes in volumes and patterns of energy use electricity by the consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our plans to capital financing and investment, existing and future government regulations, and other risks described in our annual report and other filings with the CVM and SEC. Estimates and projections refer only to the date on which they were expressed and not

We undertake no obligation to update any of these estimates or projections due to the occurrence of new information or future events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

Judgment:

In a decision dated 02.18.2022, the request for emergency provisional protection for the suspension of the convocation and the realization of the 181st EMG was rejected by the judgment of the 11th Federal Court of Rio de Janeiro, whose decision was confirmed by the Federal Regional Court.

In a decision dated 08.30.2022, the preliminary loss of part of the object, sustained by Eletrobras, was accepted to extinguish the process without resolution of the merits, regarding the request for suspension of the 181st EGM, since the shareholders' meeting had already been held.

On 06.02.2023, a judgment was issued that dismissed AEEL's request regarding the obligation of Eletrobras to contract specialized economic and financial evaluation services, in order to comply with Notice No. 09/2021, on the following grounds:

•     The minority shareholders of Eletrobras considered legitimate and adequate the studies, calculations, technical notes and Management Proposal that subsidized the 181st EGM;

•     The matters subject to the agenda of the 181st EGM, held on 02.22.2022, were fully approved, by a majority of the votes of the minority shareholders;

•     In Extraordinary Plenary Session held by the Court of Auditors of the Union ("TCU"), the value of the concession bonus was defined and recommendations remained on the modeling of the privatization operation and the offer of shares, thus ensuring greater security to the privatization process;

•     For the decision making of the shareholders in the 181st EGM, previous studies were presented, accompanied by consultation with the renowned professor Carmen Tibúrcio, BNDES calculations and technical notes that subsidized the act, without having observed any irregularity or damage to any of the parties involved – minority shareholders, Eletrobras, Itaipu or Eletronuclear.

•     There is no legal or normative obligation to hire external consulting for the economic and financial evaluation of Eletronuclear and Itaipu, as an essential requirement for the privatization process of Eletrobras.

It is noteworthy that Eletrobras became aware of the said judgment on 06.12.2023.

Rio de Janeiro, June 20, 2023.

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of past fact, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events in accordance with Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and the value of the Real, changes in volumes and patterns of energy use electricity by the consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our plans to capital financing and investment, existing and future government regulations, and other risks described in our annual report and other filings with the CVM and SEC. Estimates and projections refer only to the date on which they were expressed and not

We undertake no obligation to update any of these estimates or projections due to the occurrence of new information or future events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.